UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       August 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Notice of the Annual General Meeting for October 10, 2003

2.

Press Release dated August 13, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  August 13, 2003                    Signed: /s/ Christopher Dyakowski, President

SAN TELMO ENERGY LTD.

430 - 580 Hornby Street

Vancouver, B.C. V6C 3B6

(604) 687-4456

July 16, 2003

Quebec Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

B.C. Securities Commission

Alberta Securities Commission

Canadian Venture Exchange

Dear Sirs:

Re: San Telmo Energy Ltd.

We advise the following with respect to the upcoming meeting of Shareholders for the subject Corporation.

1.	Meeting Type	Annual
2.	Security Description of Voting Issue	Common Shares
3.	Cusip Number	799549
4.	Record Date	10 September 2003
5.	Meeting Date	15 October 2003

Yours truly,

SAN TELMO ENERGY LTD.

Per: “C. Dyakowski”

CHRISTOPHER I. DYAKOWSKI,

Director

SAN TELMO ENERGY ANNOUNCES THREE FOR ONE STOCK SPLIT

CALGARY, AB, August 13, 2003 -- San Telmo Energy (STU: TSX-V, STUOF: OTCBB) today announced that it has declared a three-for-one split of its common stock. The common shares of the

Company will commence trading on a split basis at the opening, August 13, 2003.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta,

San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company. The company has

34,356,675 shares issued and outstanding and is publicly traded under the symbol “STU”.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

Or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the Private

Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.